Senior Income Trust

Results of Shareholder Votes


The Annual Meeting of Shareholders of the Trust was held on June 27, 2001, where shareholders voted on the election of trustees.

1) With regards to the election of the following trustees by common shareholders of the Trust:
                                                    # of Shares
                                      In Favor              Withheld
Richard F. Powers, III                172,844,071            2,622,368
Hugo F. Sonnenschein                  173,246,737            2,219,702
Theodore A. Myers                     173,175,931            2,290,508



The other trustees of the Trust whose terms did not expire in 2001 are David C. Arch, Howard J Kerr, Wayne W. Whalen and Rod Dammeyer.